                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)



                                  S2 Golf Inc.
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                   784850 10 9
                                 (CUSIP Number)


                                Richard M. Maurer
                         Maurer Ross & Co., Incorporated
                                 Suite 16 South
                              Three Gateway Center
                         Pittsburgh, Pennsylvania 15222
                                 (412) 392-2350
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 28, 1999
             (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S) (S) 240.13d-1(e), 240.13d-1(f) or
                  240.13d-1(g), check the following box.
                                                        -----
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SCHEDULE 13D



CUSIP No. 784850 10 9


1. Name of Reporting Person: Wesmar Partners Limited Partnership I.R.S. Identification No.: 25-1710943

2.       Check the Appropriate Box if a Member of a Group      (a)
                                                                   -----
                                                               (b)
                                                                   -----

3.       SEC Use Only

4.       Source of Funds:  N/A

5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant To Items 2(d) or 2(e)
                                                                   -----

6.       Citizenship or Place of Organization:     United States

Number of            7.      Sole Voting Power:            - 0 -
Shares
Beneficially         8.      Shared Voting Power:         1,399,096
Owned by
  the                9.      Sole Dispositive Power:       - 0 -
Reporting
Person               10.     Shared Dispositive Power:    1,399,096
  with

11.      Aggregate Amount Beneficially Owned by the
         Reporting Person:                                1,399,096

12.      Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares
                                                             -----

13.      Percent of Class Represented by Amount in Row (11):   63.0%

14.      Type of Reporting Person:  PN

SCHEDULE 13D



CUSIP No. 784850 10 9


1.       Name of Reporting Person:  MR & Associates
         I.R.S. Identification No.: 23-2377917

2.       Check the Appropriate Box if a Member of a Group      (a)
                                                                   -----
                                                               (b)
                                                                   -----

3.       SEC Use Only

4.       Source of Funds:  N/A

5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant To Items 2(d) or 2(e)
                                                                   -----

6.       Citizenship or Place of Organization:   United States

Number of           7.      Sole Voting Power:                - 0 -
Shares
Beneficially        8.      Shared Voting Power:            1,399,096
Owned by
  the               9.      Sole Dispositive Power:           - 0 -
Reporting
Person              10.     Shared Dispositive Power:       1,399,096
 with

11.      Aggregate Amount Beneficially Owned by the
         Reporting Person:                                  1,399,096

12.      Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares

13.      Percent of Class Represented by Amount in Row (11):     63.0%

14.      Type of Reporting Person:  PN

SCHEDULE 13D



CUSIP No. 784850 10 9


1. Name of Reporting Person: Maurer Ross & Co., Incorporated I.R.S. Identification No.: 23-2377926

2.       Check the Appropriate Box if a Member of a Group      (a)
                                                                   -----
                                                               (b)
                                                                   -----

3.       SEC Use Only

4.       Source of Funds:  N/A

5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant To Items 2(d) or 2(e)
                                                                   -----

6.       Citizenship or Place of Organization:   United States

Number of          7.      Sole Voting Power:                      - 0 -
Shares
Beneficially       8.      Shared Voting Power:                  1,399,096
Owned by
  the              9.      Sole Dispositive Power:                 - 0 -
Reporting
Person             10.     Shared Dispositive Power:             1,399,096
 with

11.      Aggregate Amount Beneficially Owned by the
         Reporting Person:                                       1,399,096

12.      Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares

13.      Percent of Class Represented by Amount in Row (11):          63.0%

14.      Type of Reporting Person:  CO

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SCHEDULE 13D



CUSIP No. 784850 10 9


1.       Name of Reporting Person:  Robert L. Ross

2.       Check the Appropriate Box if a Member of a Group      (a)
                                                                   -----
                                                               (b)
                                                                   -----

3.       SEC Use Only

4.       Source of Funds:  PF/OO

5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant To Items 2(d) or 2(e)
                                                                   -----

6.       Citizenship or Place of Organization:   United States

Number of          7.      Sole Voting Power:                     64,500
Shares
Beneficially       8.      Shared Voting Power:                1,399,096
Owned by
   the             9.      Sole Dispositive Power:                64,500
Reporting
Person             10.     Shared Dispositive Power:           1,399,096
   with

11.      Aggregate Amount Beneficially Owned by the
         Reporting Person:                                     1,463,596

12.      Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares
                                                                   -----

13.      Percent of Class Represented by Amount in Row (11):        64.3%

14.      Type of Reporting Person:  IN

SCHEDULE 13D



CUSIP No. 784850 10 9


1.       Name of Reporting Person:  Richard M. Mauer

2.       Check the Appropriate Box if a Member of a Group      (a)
                                                                   -----
                                                               (b)
                                                                   -----

3.       SEC Use Only

4.       Source of Funds:  PF/OO

5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant To Items 2(d) or 2(e)
                                                                   -----

6.       Citizenship or Place of Organization:   United States

Number of          7.      Sole Voting Power:                     57,500
Shares
Beneficially       8.      Shared Voting Power:                1,404,396
Owned by
   the             9.      Sole Dispositive Power:                57,500
Reporting
Person             10.     Shared Dispositive Power:           1,404,396
   with

11.      Aggregate Amount Beneficially Owned by the            1,461,896
         Reporting Person:

12.      Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares
                                                                   -----

13.      Percent of Class Represented by Amount in Row (11):        64.2%

14.      Type of Reporting Person:  IN

           This statement amends Items 3, 5, 6 and 7 of the Amendment No. 3 to the Schedule 13D of Wesmar Partners Limited Partnership, MR & Associates, Maurer Ross & Co., Incorporated, Robert L. Ross and Richard M. Maurer (collectively the "Reporting Persons") filed on June 14, 1999 (the "Schedule 13D"). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.


Item 3.    Source and Amount of Funds and Other Consideration.

           On July 28, 1999, The Richard M. Maurer Revocable Trust purchased 2,000 shares of Common Stock in the open market for $2.25 per share, using private funds. Mr. Maurer is the indirect beneficial owner of the shares of Common Stock held by the Richard M. Maurer Revocable Trust.

           On June 28, 1999, The Richard M. Maurer Revocable Trust purchased 500 shares of Common Stock in the open market for $2.25 per share, using private funds. Mr. Maurer is the indirect beneficial owner of the shares of Common Stock held by the Richard M. Maurer Revocable Trust.


Item 5.    Interest in Securities of Issuer.

           The number of shares of Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on the number of shares of Common Stock outstanding on May 7, 1999 as provided by the Company in its Proxy Statement filed on May 20, 1999.

           Wesmar is the record and beneficial owner of 1,399,096 shares of Common Stock representing approximately 63.0% of the Common Stock outstanding. Each of the other Reporting Persons may be deemed to beneficially own and to share voting and dispositive power with Wesmar with respect to such 1,399,096 shares. Landmark Equity Partners III, L.P., a Delaware limited partnership and the sole limited partner of Wesmar, has the right to receive dividends from, and the proceeds from the sale of, a portion of the shares owned by Wesmar.

           Robert L. Ross, a director and executive officer of Maurer Ross & Co., beneficially owns and has sole voting and dispositive power with respect to 7,000 shares of Common Stock representing approximately 0.3% of the Common Stock outstanding, and he holds currently exercisable options to purchase 57,500 shares of Common Stock, and, therefore, is deemed to beneficially own such shares, which represent approximately 2.8% of the Common Stock outstanding assuming that the 57,500 shares of Common Stock issuable upon exercise of the options are currently issued and outstanding.

           Richard M. Maurer, a director and executive officer of Maurer Ross & Co., indirectly beneficially owns and shares voting and dispositive power with respect to 5,300 shares of Common Stock representing approximately 0.2% of the Common Stock outstanding. Such shares are held by three trusts of which Mr. Maurer is a co-trustee. The other co-trustee (the

"Co-Trustee") shares voting and dispositive power with respect to, and has the right to direct receipt of dividends from and the proceeds from the sale of, the 5,300 shares of Common Stock held by the trusts. Information concerning the Co-Trustee is set forth on Schedule I. Mr. Maurer also holds currently exercisable options to purchase 57,500 shares of Common Stock, and, therefore, is deemed to beneficially own such shares, which represent approximately 2.7% of the Common Stock outstanding assuming that the 57,500 shares of Common Stock issuable upon exercise of the options are currently issued and outstanding.

           All transactions in Common Stock that were effected during the past 60 days by any Reporting Person or by any person named in Item 2 of the Schedule 13D are described in Item 3.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           Wesmar and the Company are parties to a Stock Option Agreement dated as of February 29, 1988 pursuant to which the Company has granted Wesmar certain rights to require the Company to register shares of Common Stock owned by Wesmar under the Securities Act of 1933, as amended, for public offering and sale. As discussed in Items 3 and 5, each of Mr. Ross and Mr. Maurer holds a currently exercisable option to purchase 50,000 shares of Common Stock at an exercise price of $3.0625 per share and a currently exercisable option to purchase 7,500 shares of Common Stock at an exercise price of $2.3125 per share.

Item 7.    Material to be filed as Exhibits.

A.       Agreement pursuant to Rule 13d-1(k).

B. Stock Option Agreement, dated as of February 29, 1988, by and between S2 Golf Inc. and Wesmar Partners (filed as Exhibit E to the Schedule 13D of Wesmar Partners, First Westinghouse Capital Corporation and Maurer Ross & Co., Incorporated, dated February 25, 1988).

Signatures.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            WESMAR PARTNERS
                                            By: MR & Associates, its General
                                                  Partner

         August 12, 1999                    By: /s/ Richard M. Maurer
------------------------------------            --------------------------------
               Date                             Richard M. Maurer, President

                                            MR & ASSOCIATES
                                            By: Maurer Ross & Co., Incorporated,
                                                  its General Partner

         August 12, 1999                    By: /s/ Richard M. Maurer
------------------------------------            --------------------------------
               Date                             Richard M. Maurer, President

                                            MAURER ROSS & CO., INCORPORATED

         August 12, 1999                    By: /s/ Richard M. Maurer,
------------------------------------            --------------------------------
              Date                              Richard M. Maurer, President


         August 12, 1999                     /s/ Richard M. Maurer
------------------------------------            --------------------------------
              Date                              Richard M. Maurer


         August 12, 1999                     /s/ Robert  L. Ross
------------------------------------            --------------------------------
              Date                              Robert L. Ross

                                    Exhibit A

         Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, each of the undersigned entities agrees that the statement to which this Exhibit is attached is filed on its behalf.

                                           WESMAR PARTNERS
                                           By: MR & Associates, its General
                                                Partner

         August 12, 1999                   By:  /s/ Richard M. Maurer
------------------------------------            --------------------------------
               Date                             Richard M. Maurer, President

                                           MR & ASSOCIATES
                                           By:  Maurer Ross & Co., Incorporated,
                                                 its General Partner

         August 12, 1999                   By:  /s/ Richard M. Maurer
------------------------------------            --------------------------------
               Date                             Richard M. Maurer, President

                                           MAURER ROSS & CO., INCORPORATED

         August 12, 1999                   By:  /s/ Richard M. Maurer
------------------------------------            --------------------------------
              Date                              Richard M. Maurer, President


         August 12, 1999                     /s/ Richard M. Maurer
------------------------------------            --------------------------------
                Date                            Richard M. Maurer


         August 12, 1999                     /s/ Robert  L. Ross
------------------------------------            --------------------------------
                Date                            Robert L. Ross